                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


   [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

   [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

        For the transition period from ______________ to ______________


                         Commission file number 0-16999


          A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

                     Urban Outfitters 401(k) Savings Plan
                       (known as Urban Outfitters, Inc.
                  Profit-Sharing Fund prior to July 1, 1999)


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Urban Outfitters, Inc.
                              1809 Walnut Street
                            Philadelphia, PA 19103

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                         YEAR ENDED DECEMBER 31, 2000


                                   CONTENTS

                                                                     Page(s)
Independent auditors' report                                          1


Financial statements:

  Statements of net assets available for benefits                     2

  Statement of changes in net assets available for benefits           3

  Notes to financial statements                                     4-9

Financial schedule:

  Schedule of assets held for investment purposes at end of year     10

                          Independent Auditors' Report
                          ----------------------------



To the Participants and Administrator of Urban Outfitters 401(k) Savings Plan
 (known as Urban Outfitters, Inc.
  Profit-Sharing Fund prior to July 1, 1999)
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Urban Outfitters 401(k) Savings Plan (known as Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan (known as Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Mantas, Ohliger, McGary & Quinn, P.C.
King of Prussia, Pennsylvania
May 9, 2001

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     ASSETS
                                                                          December 31,
                                                             -----------------------------------
                                                                2000                    1999
                                                             -----------            ------------
Investments, at fair value:
   Urban Outfitters, Inc. common stock                       $   597,590 (a)        $  2,438,184 (a)

   Shares of registered investment companies:
     American Century Income and Growth Fund                      53,589                   8,568
     BlackRock Index Equity Fund                                  96,780                  35,352
     BlackRock Money Market Fund                                 901,885 (a)             526,272 (a)
     BlackRock Small Cap Growth Equity Fund                       55,152                   6,789
     Janus Fund                                                  168,427 (a)              33,882
     Janus Growth and Income Fund                                213,328 (a)              60,776
     Janus Mercury Fund                                          284,534 (a)              97,548
     Janus Worldwide Fund                                        148,292 (a)              47,239
     Other                                                       109,358                  25,107

   Participant loans                                              35,512                   3,582
                                                             -----------            ------------

                                                               2,664,447               3,283,299
                                                             -----------            ------------
Contributions receivable:
   Participants                                                   41,801                  45,842
   Employer                                                        8,302                   9,051
                                                             -----------            ------------

                                                                  50,103                  54,893
                                                             -----------            ------------

     Total assets                                              2,714,550               3,338,192
                                                             -----------            ------------

                    LIABILITIES
Liabilities:
   Accrued administrative fees                                    18,376                 24,736
   Refundable contributions                                       56,383
                                                             -----------            -----------

     Total liabilities                                            74,759                 24,736
                                                             -----------            -----------

Net assets available for benefits                            $ 2,639,791            $ 3,313,456
                                                             ===========            ===========

(a)  represents 5% or more of net assets available for benefits.

  The accompanying notes are an integral part of these financial statements.

                               URBAN OUTFITTERS
                              401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                            ADDITIONS
                                                        Year ended December 31,
                                                                 2000
                                                              -----------
Additions to net assets attributed to:
   Investment income, interest and dividends                  $   101,461
                                                              -----------

   Contributions:
     Participants                                               1,278,556
     Employer                                                     255,909
     Rollovers from other plans                                   157,689
                                                              -----------

                                                                1,692,154
                                                              -----------

          Total additions                                       1,793,615
                                                              -----------

                              DEDUCTIONS


Deductions from net assets attributed to:
   Net depreciation in fair value of investments                2,014,675
   Benefits paid to participants                                  403,864
   Administrative expenses                                         48,741
                                                              -----------

          Total deductions                                      2,467,280
                                                              -----------

Net decrease                                                     (673,665)

Net assets available for benefits:
   Beginning                                                    3,313,456
                                                              -----------

   Ending                                                     $ 2,639,791
                                                              ===========

  The accompanying notes are an integral part of these financial statements.

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                         NOTES TO FINANCIAL STATEMENTS
                         YEAR ENDED DECEMBER 31, 2000



1.   Description of Plan:

     Effective July 1, 1999, the Urban Outfitters, Inc. (the "Company") Profit-Sharing Fund was amended and restated to allow eligible employees to make elective deferrals under Section 401(k) of the Internal Revenue Code (the "Code"), allow the Company to provide matching contributions under Section 401(m) of the Code, and change the name to the Urban Outfitters 401(k) Savings Plan. As a result of the change, all participants who were in the employ of Urban Outfitters, Inc. at June 30, 1999 became fully vested in their accounts.

     The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     General:
      The Plan is a defined contribution 401(k) plan covering all employees who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:
      Participants may elect to contribute 1% to 20% of their eligible compensation, as defined, to the Plan, subject to certain limitations as outlined in the Plan.

      The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation). To be eligible for employer contributions, a participant must have completed one year of service. For the year ended December 31, 2000 and the period from July 1, 1999 through December 31, 1999, the Company made matching contributions equal to 25% of the first 6% of an employee's deferral amount. No additional discretionary contributions were made.

     Participant accounts:
      Each participant's account is credited with the participant's elective and rollover contributions and an allocation of the Company's contribution and Plan investment earnings, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Effective July 1, 1999, for other than holdings of Urban Outfitters, Inc. common stock as of June 30, 1999 and Company discretionary contributions which will be used to purchase Urban Outfitters, Inc. common stock, participants are able to direct the investment of their accounts, including the purchase of additional shares of Urban Outfitters, Inc. common stock. Participants may change their self-directed investment options at any time.

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         YEAR ENDED DECEMBER 31, 2000



1.  Description of Plan (continued):

    Vesting:
      Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company's contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death or disability.

      Participants of the Urban Outfitters, Inc. Profit-Sharing Fund became 100% vested if they were employed with the Company on June 30, 1999.

    Forfeitures:
      Forfeited Company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company's contributions for such plan year. Net assets available for benefits include forfeited balances of approximately $48,000 at December 31, 2000 and $52,000 at December 31, 1999.

    Participant loans:
      Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant's vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence.
      The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are paid ratably through payroll deductions.

    Payment of benefits:
      A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested. A participant whose vested account exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following the attainment of age 70 1/2.

      Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. stock.

      Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

      Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $264,000 at December 31, 2000 and $284,000 at December 31, 1999.

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         YEAR ENDED DECEMBER 31, 2000



2.  Summary of significant accounting policies:

    Basis of accounting:
      The financial statements of the Plan are prepared using the accrual basis of accounting.

    Use of estimates:
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    Payment of benefits:
      Benefits are recorded when paid.

    Valuation of investments:
      The Plan's investments are stated at fair value and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

      Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

    Net appreciation/depreciation in fair value of investments:
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

    Administrative expenses:
      The Company provides participant data services to the Plan at no charge. The Plan pays all administrative expenses.

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         YEAR ENDED DECEMBER 31, 2000



3.   Net depreciation in fair value of investments:

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                    Amount
                                                --------------

     Urban Outfitters, Inc. common stock,          $ 1,722,229
       nonparticipant-directed
     Urban Outfitters, Inc. common stock,
       participant-directed                             37,221
     Registered investment companies                   255,225
                                                --------------

                                                   $ 2,014,675
                                                ==============


4.   Nonparticipant-directed investments:

     Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:


                                                          December 31,
                                                --------------------------------
                                                       2000          1999
                                                --------------     -------------

     Urban Outfitters, Inc. common stock           $   549,734      $2,407,947
                                                --------------     -------------

                                                   $   549,734      $2,407,947
                                                ==============     =============



                                                     Year ended December 31,
                                                             2000
                                                      -------------------
     Changes in net assets:
      Net depreciation                                       $ (1,722,229)
      Benefits paid to participants                              (106,502)
      Transfer of pre July 1, 1999
        forfeitures to other funds                                (29,482)
                                                      -------------------

                                                             $ (1,858,213)
                                                      ===================

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         YEAR ENDED DECEMBER 31, 2000



5.   Excess contributions:

     Contributions received from participants for 2000 have been reduced by, and refundable contributions at December 31, 2000 include, $56,383 refunded in February 2001 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

     Benefit distributions of $403,864 for the plan year ended December 31, 2000 include payments of $36,009 made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

6.   Plan termination:

     Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.   Tax status:

     The Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Prior to July 1, 1999, the Internal Revenue Service had determined and informed the Company by a letter dated October 13, 1994 that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code.

                     URBAN OUTFITTERS 401(k) SAVINGS PLAN
                       (KNOWN AS URBAN OUTFITTERS, INC.
                  PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                         YEAR ENDED DECEMBER 31, 2000



8.   Reconciliation of financial statements to Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to Form 5500:


                                                                  Amount
                                                                 ----------

           Net assets available for benefits per the
             financial statements                                $2,639,791


           Amounts allocated for refundable contributions
             at December 31, 2000                                    56,383
                                                                 ----------

           Net assets available for benefits per Form 5500       $2,696,174
                                                                 ==========

     The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2000 to Form 5500:


                                                                  Amount
                                                                 ----------

           Participant contributions per the financial
             statements                                          $1,278,556

           Add:  Amounts allocated for refundable
             contributions at December 31, 2000                      56,383
                                                                 ----------

           Participant contributions per Form 5500               $1,334,939
                                                                 ==========

     Amounts allocated for refundable contributions to certain participants of the Plan are recorded as a liability of the Plan at December 31, 2000, but had not been paid as of that date.

Plan Name:  Urban Outfitters 401(k) Savings Plan                                                          Plan Number:  002
Plan Sponsor:  Urban Outfitters, Inc.                                                                     EIN:  23-2003332


                                  Schedule of Assets Held for Investment Purposes at End of Year
                                                Attachment for Schedule H, Line 4i
-----------------------------------------------------------------------------------------------------------------------------------
(a)       (b) Identity of issue, borrower,      (c) Description of investment                    (d) Cost        (e) Current value
               lessor, or similar party         including maturity date, rate
                                                of interest, collateral, par,
                                                or maturity value
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
***       Urban Outfitters, Inc.                Common stock                                       985,123                593,641
---------------------------------------------------------------------------------------------------------------------------------
***       Urban Outfitters, Inc.                Stock Liquidity Fund                                 3,949                  3,949
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled American Century Ultra Fund                  54,758                 43,289
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled American Century Equity Growth Fund          27,082                 23,727
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled American Century GNMA Fund                   18,051                 17,868
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled American Century Income and Growth Fund      56,959                 53,589
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled Fidelity Advisor Gov't Investment Fund       24,121                 24,474
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled Janus Fund                                  217,660                168,427
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled Janus Growth and Income Fund                248,554                213,328
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled Janus Mercury Fund                          386,428                284,534
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled Janus Worldwide Fund                        188,014                148,292
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled BlackRock Index Equity Fund                 103,421                 96,780
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled BlackRock Money Market Fund                 901,885                901,885
---------------------------------------------------------------------------------------------------------------------------------
          PNC Bank                              Pooled BlackRock Small Cap Growth Equity Fund       73,140                 55,152
---------------------------------------------------------------------------------------------------------------------------------
          Participant loans                     Prime + 1%                                               0                 35,512
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

***       Party-in-interest

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       URBAN OUTFITTERS
                                                       401(k) SAVINGS PLAN

Date: June 25, 2001                           By: /s/  Stephen A. Feldman
                                                       ------------------
                                                       Stephen A. Feldman
                                                       Plan Administrator